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                              July 13, 2020

       Cameron Chell
       Chief Executive Officer
       Draganfly Inc.
       2108 St. George Avenue
       Saskatoon, Saskatchewan, Canada S7M 0K7

                                                        Re: Draganfly Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 16, 2020
                                                            File No. 024-11239

       Dear Mr. Chell:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed June 16, 2020

       Cover Page of Offering Circular, page 1

   1. Please disclose on the cover page the number of units, the number of shares and warrants in the units, and the
number common share underlying the warrants. For guidance, see
                                                        Item 1(d) of Form 1-A.
       Use of Proceeds to Issuer, page 26

   2. Please revise the table to include columns for net proceeds received from the sale of units based on the company
receiving 25%, 50%, 75% and 100% of the maximum gross
                                                        proceeds.
   3. Please disclose the amount of proceeds from the offering that will be used to fund the compensation payable to
your Chief Executive Officer. Also, we note your disclosure in the last paragraph on
page 26 about the use of proceeds for repayment of indebtedness of
 Cameron Chell
Draganfly Inc.
July 13, 2020
Page 2
         the company. Please provide the disclosure required by Instruction 6 to Item 6 of Form 1-
         A.
Director and Named Executive Officer Compensation, Excluding Compensation Securities, page
47

4. You disclose compensation of "Nil" for a number of your directors and the title in this section discloses that the summary compensation table is "excluding compensation securities." Please include a dollar amount for your disclosures in the table and revise the title in this section. Please include all compensation during your last completed fiscal year.
         See Instruction 11(a) to Form 1-A.
Securities Being Offered, page 51

5. Please revise to include disclosure regarding your units and warrants, and clarify, if true, that holders of common shares receive one vote per share. See Item 14 of Form 1-A.
Financial Statements
21. Subsequent Events, page F-32

6.       On April 30, 2020, you completed the acquisition of Dronelogics
Systems Inc. by
         acquiring all of the shares of Dronelogics, resulting in Dronelogics becoming a wholly-
         owned subsidiary. On closing of the Dronelogics acquisition, you paid the Dronelogics shareholders $2,000,000, consisting of a cash payment of $500,000, subject to a post-
         closing working capital adjustment and issued the Dronelogics shareholders 3,225,438 common shares in satisfaction of the balance of the purchase price. Please tell us what consideration you gave to including the financial statements of Dronelogics Systems Inc.
         and pro forma financial information related to this acquisition in accordance with paragraphs (b)(7)(iii) through (iv) of Part F/S of Form 1-A.
Exhibits

7. Please have counsel revise the legal opinion to disclose the number of units, the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the common share purchase warrants.
8. Please tell us why counsel included assumptions (a) - (f) on pages 2 and 3 and exceptions and qualifications (a), (b) and (c) on page 4 of the legal opinion.
9. It appears from footnote "*" on page III-1 that you have omitted portions of an exhibit
FirstName LastNameCameron Chell
       containing confidential information. However it is unclear from the list of exhibits as to
Comapany
       whichNameDraganfly
              agreement hasInc.
                             been been filed as an exhibit contains
confidential information that
       has  been omitted.
July 13, 2020 Page 2      Please advise or revise.
FirstName LastName
 Cameron Chell
FirstName  LastNameCameron Chell
Draganfly Inc.
Comapany
July       NameDraganfly Inc.
     13, 2020
July 13,
Page  3 2020 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202)
551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Rebecca G. DiStefano, Esq.